FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

February 15, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on February 15, 2010.

Item 4.

Summary of Material Change

CANALASKA URANIUM AND MITSUBISHI INITIATE WINTER EXPLORATION ON 50:50 JOINT VENTURE

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada,  February 15th, 2010 - CanAlaska Uranium Ltd. (TSX.V -- CVV) ("CanAlaska" or the "Company") is pleased to announce that as at February 12th, 2010, MC Resources Canada Ltd., a wholly–owned subsidiary of Mitsubishi Corporation, completed the Cdn$11 million investment specified under the project’s option agreement and formally earned a 50% ownership interest in the West McArthur uranium project.  A 50:50 joint venture has been established between CanAlaska West McArthur Uranium Ltd., a wholly-owned subsidiary of the Company, and MC Resources Canada Ltd.  CanAlaska West McArthur Uranium is the Operator of the joint venture.  To facilitate the long-term planning of the project, Mitsubishi Corporation and CanAlaska have outlined a Cdn$20 million five-year program of exploration that will progressively test the current targets areas and reach across the remainder of the property to evaluate other target areas.

Figure 1

The Company has already commenced exploration work for the 2010 Winter season.  Geophysical crews started fieldwork in preparation for a $3.5m drill program on the West McArthur project.  A drill contract for a minimum of 6,500 metres of drilling, utilizing two drill rigs has now been executed with Cyr Drilling International Ltd.  Cyr Drilling has worked with the Company on drill projects at West McArthur since 2005, and is well-provisioned to complete this winter’s drill program.  The Company has been particularly anxious to re-commence drill testing on the Grid 1-2 area of the project, which has been in hiatus for the past two years.  Prior drilling by the Company in this area had intercepted trace uranium mineralization in three separate drill holes.  The nature of the alteration associated with the drilling, as well as from earlier geophysical surveys, indicated a number of discrete targets “A” to “D” in the Grid 1-2 area, as shown in Figure 1, which have been the subject of intense review, re-testing and prioritization for the past field seasons.  At least seven drill holes will be completed over the winter season on these high-priority targets. (see May 29, 2007 News Release for images of the geophysical responses and previous drill holes, alteration and mineralization).

Peter Dasler, President & CEO, commented, “We are very pleased to have been able to work with Mitsubishi for the past four years in expanding the knowledge of this very strategic project.  We are located in a very mineral-rich area, adjoining one of the largest uranium mines in the world.  Our preliminary work and drilling has indicated the style of targets that hold promise for significant uranium discovery.  The strength and continued support of Mitsubishi Corporation is allowing us to reach for our goals.”

The Qualified Technical Person for this news release is Peter G. Dasler, P. Geo.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of February 2010.